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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                       Palomar Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   697529-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Adam D. Eilenberg
                    Ehrenreich Eilenberg Krause & Zivian LLP
                         11 East 44th Street, 17th Floor
                              New York, N.Y. 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 19, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Amendment No. 6
                                       to
                                  Schedule 13D


     This amendment is filed pursuant to Rule 13d-2(a) and amends the Schedule 13 D filed on August 3, 1998, Amendment No. 1 filed on December 22, 1998, Amendment No. 2 filed on January 25, 1999, Amendment No. 3 filed on February 16, 1999, Amendment No. 4 filed on April 15, 1999 and Amendment No. 5 filed on May 24, 1999 (collectively the "Schedule 13D"). The reporting persons filing this amendment are Mark T. Smith, The Rockside Foundation, Logg Investment Research, Inc., Thomas O'Brien and The R. Templeton Smith Foundation. Except as set forth herein, the Schedule 13D is hereby restated in its entirety. Notwithstanding this amendment, the Schedule 13D speaks as of its respective dates.

     Item 4 is amended to add the following two paragraphs:

Item 4.  Purpose of Transaction

     The Monterey Stockholders Group LLC ("Monterey") has commenced a lawsuit in Federal District Court in Delaware against Palomar Medical Technologies, Inc. (the "Company") and its four directors, Louis Valente, A. Neil Pappalardo, Nicholas P. Economou and James Martin challenging the results of the Company's annual meeting of stockholders held on June 23, 1999 (the "Annual Meeting").

     Monterey alleges in its complaint that the defendants improperly counted a large block of 3,250,000 shares of common stock (on a pre-reverse split basis) for the purposes of obtaining a quorum at the Annual Meeting for the election of directors. In filings with the SEC, however, the Company repeatedly told the public that these shares were "held in escrow," "not entitled to vote" and "not considered outstanding." Without these shares, there would not have been a quorum. Monterey alleges in its complaint that the defendants' conduct violated federal securities laws as well as Delaware law. Monterey seeks judicial relief to set aside the challenged election and to order that a new stockholders' meeting be held.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 20, 1999

                                           THE ROCKSIDE FOUNDATION

                                           By: /s/ John B. Haley
                                              ----------------------------------
                                               Name:  John B. Haley
                                               Title: President


                                               /s/ Mark T. Smith
                                              ----------------------------------
                                                   Mark T. Smith


                                           LOGG INVESTMENT RESEARCH, INC.

                                           By: /s/ Thomas O'Brien
                                              ----------------------------------
                                               Name:  Thomas  O'Brien
                                               Title: President

                                           /s/ Thomas O'Brien
                                           ----------------------------------
                                               Thomas  O'Brien


                                           THE R. TEMPLETON SMITH FOUNDATION

                                           By: /s/ Edward C. Smith
                                              ----------------------------------
                                               Name:  Edward C. Smith
                                               Title: Treasurer


(120496DTI)